SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 25, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

     CORPORATE TAXPAYER’S ID (CNPJ): 43.776.517/0001 -80
COMPANY REGISTRY (NIRE): 35.3000.1683 -1
SUBSCRIBED AND FULLY PAID-IN CAPITAL - R$ 6,203,688,565.23

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 29, 2009

Date, Time and Place: On April 29, 2009, at 11:00 am, at the Company’s headquarters, located at Rua Costa Carvalho 300, in the city and state of São Paulo. CALL: Call notice published in the editions of March 28 and 31, 2009, April 1, 2009, of the “Official Gazette of the State of São Paulo” and on March 28, 30 and 31, 2009 in “Folha de São Paulo” newspapers. ATTENDANCE: Shareholders representing more than two thirds of the capital stock, as per signatures in the Shareholders’ Attendance Book. PRESIDING BOARD: Chairman: Board member Humberto Rodrigues da Silva. Secretary: shareholder Marli Soares da Costa. AGENDA: ANNUAL GENERAL MEETING I. To analyze the Management’s Accounts and the Financial Statements supported by the Fiscal Council’s and External Auditors’ Reports related to the fiscal year 2008, in conformity with the Management’s Report, Balance Sheets and the corresponding Explanatory Notes; II. To resolve on the allocation of net income of the fiscal year; III. To elect the sitting and deputy members of the Fiscal Council; EXTRAORDINARY GENERAL MEETING I. Ratification of CODEC Opinion 200/2008, regarding the annual vacation of executive officers of state-controlled companies. CLARIFICATIONS: 1) The matters were duly discussed by the Capital Defense Council of the State (CODEC), by means of Opinion 076/2009, of April 28, 2009, related to Finance Secretary Process 12091-211059/2009, which instructed the vote of the representative of the shareholder São Paulo State Finance Department. 2) The minutes were drawn up in summary format, pursuant to paragraph 1, Article 130, Law 6404/76 and amendments thereto. RESOLUTIONS: The Presiding Chairman brought up for discussion item “I” of the Agenda, “To analyze the Management’s Accounts and the Financial Statements supported by the Reports from the Fiscal Council and External Auditors, related to the fiscal year 2008, in conformity with the Management’s Report, Balance Sheets and the corresponding Explanatory Notes” and registered the attendance of Messrs. Paulo César Estevão Netto and José Leonardo Pereira de Souza Costa, representing PricewaterhouseCoopers Auditores Independentes, and the Fiscal Council member, Sandra Maria Giannella, as well as Nara Maria Marcondes França, Superintendent of the Accounting Department, Liège Oliveira Ayub, assistant to the Chief Financial and Investor Relations Officer and Angela Beatriz Airoldi, Investors Information Department Manager. With the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact José Roberto de Moraes, based on said CODEC Opinion and considering that the matter had been approved by the Company’s Board of Directors and Fiscal Council, proposed the approval of the Management’s Accounts and the Financial Statements, supported by the Reports of the Fiscal Council and External Auditors, except the opinion of the Independent Auditors, as transcribed below: “2. Our examination was conducted pursuant to the audit rules applicable in Brazil, which require examinations to be carried out so as to evidence the adequate presentation of the financial statements in all material aspects. Therefore, our examination comprised: (a) the work planning, taking into account the relevance of balances, volume of transactions and the accounting and internal control systems of the Company; (b) the verification, based on tests, of the evidences and records supporting the accounting amounts and information disclosed; and (c) the assessment of the most representative accounting practices and estimates adopted by the Management of the Company, as well as of the financial statements presentation as a whole”; and “ 3. As mentioned in Note 6, Companhia de Saneamento Básico do Estado de São Paulo – SABESP maintains recorded under non-current assets, amounts referring to supplementary retirement and pension plans, paid by the Company in the period of 1986 to 2008. After a period of negotiations, the parties (Company and the Government of the State of São Paulo) executed, on November 17, 2008, the Third Addendum to the Instrument of Acknowledgement, Payment Commitment and Other Covenants, which shows the controversial and unquestionable installments, originated from calculations done by a specialized entity regarding the payments made. As a result of the Instrument, the Company recognized the monetary restatement of the unquestionable installment, which had been maintained at historic values until then and, in 2008, did not record provision for the controversial installment, in the amount of R$302,775 thousand, net from tax impacts, due to the high success expectation on receiving pending amounts and the expected solution of conflicts with the State and/or discussions in technical-legal jurisdictions. The accounting practices adopted in Brazil require impairment losses provision which, in this context, correspond to past due amounts considered controversial. Consequently, on December 31, 2008, non-current assets, shareholders’ equity and net income for the period are overstated”. As stated in Codec Opinion, the Company’s Management decision, in the sense of not provisioning, as suggested by the independent auditors, has a technical support once, in accordance with Note 06, the controversy on the amount due by the State to the Company as indemnification for the payment of benefits pursuant to State Law 4,819/58 is not a new data and, in the year of 2008, there was not a fact that justified, on the Company’s point of view, a change in the understanding on the chances to receive amounts posted as “accounts receivable”. CODEC understands that the financial statements presented by the Company can be approved without corrections, which does not mean that the State will recognize the responsibility for the payment of amounts referring to controversial benefits. Likewise, it does not mean the approval of previous years’ financial statements. The Chairman then put the matter to the vote and abstentions and against opinions having been duly registered, the proposal of the shareholder São Paulo State Finance Department was approved by majority of vote. Subsequently, the Chairman brought up for discussion item “II” of the Agenda, “To resolve on the allocation of net income of the fiscal year”. Resuming the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact José Roberto de Moraes, based on said CODEC Opinion and considering that the matter had been approved by the Company’s Board of Directors and Fiscal Council, proposed, pursuant to Article 192, Law 6404/76 and amendments thereto, the allocation of income from the fiscal year of 2008 as follows: Net income for the year R$ 1,008,084,989.05; (+) Realization of the Revaluation Reserve R$ 86,816,329.02; (-) Interest on Own Capital R$ 296,187,609.90; (-) 5% Legal Reserve R$ 50,404,249.45; Retained Earnings R$ 748,309,458.72. In order to fulfill the Company’s investment needs envisaged in the Lei Orçamentária Anual (Annual Budget Law) 13,289, as of December 22, 2008, for the fiscal year 2009 in the amount of R$ 964.2 million, we propose the transfer of R$ 748,309,458.72 from Retained Earnings balance to the Investment Reserve. The Chairman then put the matter to the vote and abstentions and against opinions having been duly registered, the proposal of the shareholder São Paulo State Finance Department was approved by majority of votes. Subsequently the Chairman brought up for discussion “item III” of the Agenda, “To elect the sitting and deputy members of the Board of Directors and the Fiscal Council, granting the attending shareholders the right to nominate the sitting and deputy members of the Fiscal Council. Subsequently the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact José Roberto de Moraes, indicated as sitting members Messrs. MARIA DE FÁTIMA ALVES FERREIRA, EMÍLIA TICAMI, SANDRA MARIA GIANNELLA and ATÍLIO GERSON BERTOLDI and as deputy members Messrs. TOMÁS BRUGINSKI DE PAULA, NEY NAZARENO SÍGOLO, VANILDO ROLANDO NEUBAUER and DERALDO DE SOUZA MESQUITA JUNIOR. Mr. Alexandre Luiz de Oliveira de Toledo, representing Banco Fator, and Rita de Cássia Serra Negra Moller, representing Citibank NA and HSCB Corretora de Títulos e Valores Mobiliários S.A., pursuant to Article 240, Law 6404/76 and amendments thereto, nominated as sitting and deputy members of the Fiscal Council, respectively, Mr. JORGE MICHEL LEPELTIER and Mr. ALEXANDRE LUIZ OLIVEIRA DE TOLEDO. The matter was then discussed, voted and approved by majority of votes. The Fiscal Council, with a term of office of one (1) year, is currently composed as follows: Sitting Members: Messrs. Maria de Fátima Alves Ferreira, Brazilian citizen, married, business administrator, resident and domiciled at Rua da Meação 144, apartamento 51, Tatuapé, in the City and State of São Paulo, Identity Card (RG) 11.766.712 -2 SSP/SP and Individual Taxpayer’s ID (CPF) 022.218.418 -32; Emília Ticami, Brazilian citizen, single, business administrator, resident and domiciled at Rua Francisco Pugliesi, nº 403, Jardim Rizzo, in the City and State of São Paulo, Identity Card (RG) 6.923.423 -1 and Individual Taxpayer’s ID (CPF) 022.489.508 -70; Sandra Maria Giannella, Brazilian citizen, married, economist and business administrator, resident and domiciled at Rua João Pizarro Gabizo, 88, Santana, in the City and State of São Paulo, Identity Card (RG) 8.539.613 -8 SSP/SP and Individual Taxpayer’s ID (CPF) 901.639.078 -20; Atílio Gerson Bertoldi, Brazilian citizen, married, economist, resident and domiciled at Alameda Rússia, nº 258, in the City of Barueri, State of São Paulo, Identity Card (RG) 3.102.088 -4 SSP/SP and Individual Taxpayer’s ID (CPF) 030.880.228 -49, and Jorge Michel Lepeltier, Brazilian citizen, legally separated, economist, resident and domiciled at Rua Particular, s/nº, Chácara Bela Vista, in the City of Mairiporã, State of São Paulo, Identity Card (RG) 3.919.557 SSP/SP and Individual Taxpayer’s ID (CPF) 070.190.688 -04; Deputy Members: respectively, Messrs Tomás Bruginski de Paula, Brazilian citizen, single, economist, resident and domiciled at Rua Simão Álvares 175, apartamento 06, Pinheiros, in the City and State of São Paulo, Identity Card (RG) 1.554.630 -1 and Individual Taxpayer’s ID (CPF) 092.553.068 -98; Ney Nazareno Sígolo, Brazilian citizen, married, economist, resident and domiciled at Rua Voluntários da Pátria, nº 2763, apartamento 21, Santana, in the City and State of São Paulo, Identity Card (RG) 6.189.681 -0 SSP/SP and Individual Taxpayer’s ID (CPF) 769.324.198 -15; Vanildo Rolando Neubauer, Brazilian citizen, married, attorney, resident and domiciled at Rua Alves Guimarães 689, apartamento 13, Jardim América, in the City and State of São Paulo, Identity Card (RG) 6.759.053 SSP/SP and Individual Taxpayer’s ID (CPF) 603.327.868 -20; Deraldo de Souza Mesquita Junior, Brazilian citizen, married, economist, resident and domiciled at Rua Peixoto Gomide, nº 493, apartamento 62, Cerqueira César, in the City and State of São Paulo, Identity Card (RG) 10.946.854 SSP/SP and Individual Taxpayer’s ID (CPF) 079.530.638 -59, and Alexandre Luiz Oliveira de Toledo, Brazilian citizen, married, attorney, resident and domiciled at Rua Viradouro, nº 97, apartamento nº 64, Vila Nova Conceição, in the City and State of São Paulo, Identity Card (RG) 7.547.108 SSP/SP and Individual Taxpayer’s ID (CPF) 037.446.598 -36. The Fiscal Council members shall receive a monthly compensation corresponding to 20% (twenty percent) of the monthly compensation of the Company’s Officers, limited to their attendance in at least one monthly meeting. The extension of the annual gratification on a pro-rata temporis basis was authorized pursuant to article 4 of CODEC opinion 1/91, to the members of the Board of Directors and the Fiscal Council. The Fiscal Council Members elected shall exercise their duties until the next Annual General Meeting and, should any sitting member be unable to attend a Council meeting, he/she shall inform the Company’s General Office – PPS, so that the deputy member in question may be summoned. The investiture in the position of Members of the Board of Directors and the Fiscal Council shall comply with the requirements and procedures provided for by the Corporate Law and other statutory provisions, including the delivery of the Asset Statement, the declaration of non-existence of legal impediment, as well as the Term of Consent to the Bovespa’s Novo Mercado Listing Rules and any other requirements under the pertinent legislation. Subsequently the Chairman brought up for discussion the Extraordinary General Meeting item “I” of the Agenda, “Ratification of CODEC Opinion 200/2008 that deals with the annual vacation of executive officers of state-controlled companies”. With the floor, the shareholder São Paulo State Finance Department, the attorney-in-fact José Roberto de Moraes suggested the company to ratify the annual vacation of executive officers based on Codec Opinion 200/2008, which resolves on granting the vacation to the executive officers of state-controlled companies, as of 2009, taking into consideration the year 2008 for the annual vacation as compensated leave, for the period of 30 calendar days, with an additional payment corresponding to 1/3 of monthly fees, which can be divided into two periods within the year, not lower to 10 calendar days, expressly revoking anything to the contrary in effect until this moment. After discussion, the Chairman cast the votes to the proposal of the shareholder São Paulo State Finance Department, registering the abstentions and against opinions, which was approved by majority of votes. The voting was as follows: Mrs. Fany Andrade Galkowicz, Brazilian citizen, separated, Identity Card (RG) 32.825.780 -1, representing the shareholder The Bank Of New York, whose power of attorney was authenticated by the Presiding Board and registered under number 1, presented the following statement of vote, being: as to item I of the agenda of the Annual General Meeting, 8,187,594 favorable to the approval, 18,169,442 against and 1,480,410 abstentions; item II, 27,750,942 favorable to the approval, 41,426 against and 45,078 abstentions and item III, 8,323,054 favorable to the approval, 16,386,556 against and 3,127,836 abstentions. As to item I of the Extraordinary General Meeting, 27,187,734 favorable to the approval, 575,438 against and 74,274 abstentions. Subsequently, Mrs. Rita de Cássia Serra Negra Moller, Brazilian citizen, separated, OAB (Brazilian Bar Association)/SP 147,067, representing the shareholders whose powers of attorney were authenticated by the Presiding Board and registered under number 2: presented the following statement of vote as to the General Annual Meeting agenda, item I, all contrary, except the New World Fund Inc. who voted in favor; item II, all favorable; and item III, contrary, except the New World Fund Inc. who voted in favor and Japan Trustee Services Bank, Ltd. as the “Trustee” of Sumitomo Trust & Banking Co., Ltd., as the “Trustee” of Morgan Stanley all Country Active Equity Mother Fund, who chose not to vote; as for the Extraordinary General Meeting agenda, presented a favorable vote statement; power-of-attorney number 3: as to the General Annual Meeting agenda, items I, II and III, refusal of vote; as to the Extraordinary General Meeting agenda, item I, favorable to approval; power-of-attorney number 4: as to the General Annual Meeting agenda, item I, contrary, with the exception of shareholders: Barclays Global Investors NA, BGI Emerging Markets Strategic Insights Fund Ltd, Emerging Markets Index Fund E, Emerging Markets Strategic Insights non-lendable Fund B, Emerging Markets Sudan Free and Equity Index Fund, Ishares MSCI Brazil (Free) Index Fund, who abstained from voting and shareholders: Eaton Vance Structured Emerging Markets Fund, Eaton Vance Tax-Managed Emerging MKTS Fund, Frank Russell Trust Company Commingled Employee Benefit Funds Trust, Institutionenell 3D, Massachusetts Institute Of Tech Edowment-J.Capel, Massachussetts Institute of Technology Ret Pla, PPL Services Corporation Master Trust, Prudential Retirem Insurance and Annuity Comp, Public Employee Retirement System Of Idaho, Public Employee Retirement Assoc Of New Mexico, Russell Investment Company Emerging Markets Fund, State of California Public Employees Ret Sys, The Texas Education Agency, Trustees of the Estate of Bernice Pauahi Bishop DBA K Schools, Wasatch Strategic Income Fund, who voted in favor; item II, statement of favorable vote; and item III of the agenda, votes against, with the exception of the shareholders: Barclays Global Investors NA; BGI Emerging Markets Strategic Insights Fund Ltd; Eaton Vance Tax-Managed Emerging Mkts Fund, Eaton Vance Structured Emerging Mkts Fund, Emerging Market Index Fund E; Emerging Markets Strategic Insights Non-lendable Fund B; Emerging Markets Sudan Free Equity Index Fund; Institutionnel 3D; Ishares MSCI Brazil (Free) Index Fund; Massachusetts Institute of Tch Endowment J.Capel; Massachusetts Institute of Technology Ret Pla; Pensionskassernes Administration A/S; PPL Services Corporation Master Trust; Prudential Retirem Insurance and Annuity Company; Public Employees RE Assoc of New Mexico; Stante of California Public Employees Ret Sys; The Texas Education Agency; Wasatch Strategic Income Fund who voted in favor, and the shareholder College Retirement Equities Fund who abstained from voting. And as to item I of the Extraordinary General Meeting agenda, presented a favorable vote statement. Subsequently, Mr. Alexandre Luiz Oliveira de Toledo, Brazilian, married, Brazilian Bar Association (OAB/SP) 75.810, representing the shareholder Fundo Fator Sinergia IV – Fundo de Investimento em Ações, which power-of-attorneys were verified by the presiding board and registered under number 5, presented a favorable vote statement for items I and III of the General Annual Meeting agenda, abstaining from voting for item II of the General Annual Meeting agenda and item I of the Extraordinary General Meeting agenda. CLOSURE AND EXECUTION OF THE MINUTES: Having no other matters to be discussed, the Chairman thanked all the attending members and declared the Annual General and Extraordinary General Meetings adjourned, determining these Minutes to be drawn up, which were then read, found in compliance and signed by the Chairman and the Secretary of the Presiding Board and the attending shareholders, who constituted the majority necessary for the resolutions to be taken. DOCUMENTS FILED at the Company’s General Office (PPS).

São Paulo, April 29, 2009.

HUMBERTO RODRIGUES DA SILVA	JOSÉ ROBERTO DE MORAES
Chairman of the Presiding Board	By the São Paulo State
Finance Department

MARLI SOARES DA COSTA	FANY ANDRADE GALKOWICZ
Secretary of the Presiding Board

RITA DE CASSIA SERRA NEGRA MOLLER	ALEXANDRE LUIZ OLIVEIRA DE TOLEDO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 25, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.